UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month September 2025
Commission File Number: 001-36810
CMB.TECH NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
+32-3-247-44-11
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

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CMB.TECH	Financial Report HY 2025
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This report on Form 6-K of CMB.TECH NV ("CMB.TECH" or the "Company") includes the following:
•Cautionary statement regarding forward-looking statements;
•Unaudited condensed consolidated interim financial statements for the six-month period ended June
30, 2025:
◦Unaudited condensed consolidated interim statement of financial position;
◦Unaudited condensed consolidated interim statement of profit or loss;
◦Unaudited condensed consolidated interim statement of comprehensive income;
◦Unaudited condensed consolidated interim statement of changes in equity;
◦Unaudited condensed consolidated interim statement of cash flows; and
•Notes to the unaudited condensed consolidated interim financial statements;
The information contained in this report on Form 6-K is hereby incorporated by reference to the
Company's registration statement on Form F-3 (File No. 333-289724) that was filed with the U.S. Securities
Exchange Commission effective August 20, 2025.

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CMB.TECH	Financial Report HY 2025
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities
Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of
1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “expect,”
“anticipate,” “estimate,” “intend,” “seek”, “plan,” “target,” “project,” “potential”, “continue”, “contemplate”,
“possible”, “likely,” “may,” “might”, “will,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.
These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements may include but are not limited to:
•the strength of world economies, including the central bank policies intended to combat overall inflation and rising interest rates, and adverse fluctuations of foreign exchange rates;
•factors affecting the duration of voyage contracts, the actual amount of downtime and our backlogs;
•general market conditions, including the markets for our vessels, significant fluctuations in charter rates, spot charter rates, and vessel values (including residual values and steel prices);
•the state of the global financial markets which may adversely impact availability of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs;
•the impact of the U.S. presidential and congressional election results affecting the economy, future laws and regulations and trade policy matters, such as increased trade protectionism, the imposition of tariffs and other import restrictions impacting the maritime shipping industry;
•international, national or local economic, social or political conditions, including the recent hostilities between Israel and Iran and related conflicts in the Middle East such as the Houthi attacks in the Red
Sea and the Gulf of Aden and developments in Ukraine, any of which could increase at any time and that could adversely affect us;
•potential disruption of shipping routes due to accidents, environmental factors (such as severe weather events at sea or at port locations), geopolitical events, public health threats, international hostilities including acts by terrorists or acts of piracy on ocean-going vessels;
•general domestic and international geopolitical conditions, including trade tensions between China and the United States, trade wars and disagreements between oil producing countries, including illicit crude oil trades;
•Volatility in demand, increased competition or reduction in contract values;
•our business strategy, including our ability to succeed in executing our decarbonization strategy, and other plans and objectives for growth and future operations, including planned and unplanned capital

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CMB.TECH	Financial Report HY 2025
expenditures, or failure to execute on our strategy to procure low sulfur fuel oil at reasonable prices and the associated commodity risk;
•Risks relating to our completed merger with Golden Ocean Group Limited, including our ability to successfully integrate Golden Ocean's business and the risk that some of all of the expected benefits of the merger fail to materialize or occur within the anticipated time periods;
•risks that the merger disrupts our current plans and potential difficulties in our employee retention as a result thereof;
•the outcome of any legal proceedings that may be instituted against us or Golden Ocean related to the merger;
•our ability to generate cash to meet our debt service and other obligations;
•risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations;
•our levels of operating and maintenance costs, including fuel and bunker costs, drydocking and insurance costs;
•risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels potential liability from pending or future litigations;
•environmental, social and governance (“ESG”) expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives, and in particular failure to meet our targets under our decarbonization strategy, making our fleet future proof ("green”) and failure to find and execute on related partnerships;
•our dependence on key personnel and the availability of skilled workers, including seafarers, and the related labor costs;
•the failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time, as a result of cyber-attacks which may disrupt our business operations, and our inability to secure cyber-insurance at reasonable costs;
•the shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas, hydrogen, ammonia or other fuels for which there would be no need for maritime transportation;
•technology and product risk including those associated with energy transition, fleet/systems rejuvenation to alternative propulsion, and availability of green fuel at strategic locations;
•any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery;
•volatility of interest rate benchmarks under our financial agreements (under the Secured Overnight
Financing Rate (“SOFR”));
•volatility in the price of our securities due to a variety of factors, including changes in the competitive markets in which we plan to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure;
•vessel breakdowns and instances of off-hire;
•the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus maritime transportation of crude oil;
•reputational risks, including related to climate change and the nature of our business, and our inability to adapt our business model in the face of any rapid decline in oil consumption;
•compliance with governmental, tax (including carbon related), environmental (including emissions reductions) and safety regulations and regimes and related costs;
•potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;
•increased cost of capital or limiting access to funding due to European Union (“EU”) Taxonomy or relevant territorial taxonomy regulations;
•any non-compliance with existing environmental regulations applicable to us;
•new environmental regulations and restrictions, whether at a global level stipulated by the
International Maritime Organization (“IMO”), and/or imposed by regional or national authorities such as the EU or individual countries;
•our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other countries, including the United States;
•treatment of the Company as a "passive foreign investment company" by U.S. tax authorities;
•the failure of counterparties to fully perform their contracts with us, and in particular our ability to obtain indemnities from customers;
•adequacy of insurance coverage;
•changes in laws, treaties or regulations affecting us or the industries we operate in; and
•the inability of our subsidiaries to declare or pay dividends.

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CMB.TECH	Financial Report HY 2025
These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC, are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are made only as of the date of this report. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements.
Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-
looking statements, whether as a result of new information, future events or otherwise.
CONDENSED INTERIM FINANCIAL STATEMENTS AND
PREPARATION BASE
This document contains the condensed consolidated interim financial statements for the six-month period ended June 30, 2025. The financial report has been prepared in accordance with International Financial
Reporting Standards issued by the International Accounting Standards Board (IASB) and as adopted by the
European Union, collectively "IFRS".
Throughout this report, all references to “CMB.TECH,” the "Company,” “we,” “our,” and “us” refer to
CMB.TECH NV and its subsidiaries. Unless otherwise indicated, all references to “U.S. dollars,” “USD,”
“dollars,” “US$” and “$” in this annual report are to the lawful currency of the United States of America and references to “Euro,” “EUR,” and “€” are to the lawful currency of Belgium.

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CMB.TECH	Financial Report HY 2025
Unaudited condensed consolidated interim statement of financial position
(in thousands of USD)

	Note	June 30, 2025	December 31, 2024
ASSETS

Non-current assets
Vessels	12	6,306,131	2,617,484
Assets under construction	12	746,330	628,405
Right-of-use assets	12	202,564	1,910
Other tangible assets	12	23,741	21,628
Prepayments	12	876	1,657
Intangible assets	13	16,675	16,187
Goodwill	13	172,350	—
Receivables	20	89,211	75,076
Investments	25	117,948	61,806
Deferred tax assets	-	8,648	10,074

Total non-current assets		7,684,474	3,434,227

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CMB.TECH	Financial Report HY 2025

Current assets
Inventory	21	58,340	26,500
Trade and other receivables	22	422,893	235,883
Current tax assets	-	4,465	3,984
Cash and cash equivalents	-	155,048	38,869
		640,746	305,236

Non-current assets held for sale	8	74,154	165,583

Total current assets		714,900	470,819

TOTAL ASSETS		8,399,374	3,905,046

EQUITY and LIABILITIES

Equity
Share capital	-	239,148	239,148
Share premium	-	460,486	460,486
Translation reserve	14	9,285	(2,045)
Hedging reserve	14	351	2,145
Treasury shares	14	(284,508)	(284,508)
Retained earnings	-	902,569	777,098

Equity attributable to owners of the Company		1,327,331	1,192,324

Non-controlling interest		1,225,511	—

Total equity		2,552,842	1,192,324

Non-current liabilities
Bank loans	16	3,660,298	1,450,869
Other notes	16	199,217	198,887
Other borrowings	16	1,200,179	667,361
Lease liabilities	16	4,108	1,451
Other payables	17	1,580	—
Employee benefits	-	1,072	1,060
Deferred tax liabilities	-	495	438

Total non-current liabilities		5,066,949	2,320,066

Current liabilities
Trade and other payables	17	191,894	79,591
Current tax liabilities	-	9,644	9,104
Bank loans	16	352,666	201,937
Other notes	16	3,733	3,733
Other borrowings	16	105,933	95,724
Lease liabilities	16	115,588	2,293
Provisions	23	125	274

Total current liabilities		779,583	392,656

TOTAL EQUITY and LIABILITIES		8,399,374	3,905,046

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CMB.TECH	Financial Report HY 2025

The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements

9

CMB.TECH	Financial Report HY 2025
Unaudited condensed consolidated interim statement of profit or loss
(in thousands of USD except per share amounts)

	Note	2025	2024
		Jan. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2024
Shipping income
Revenue	9	622,852	492,377
Gains on disposal of vessels/other tangible assets	12	103,791	502,547
Other operating income	9	20,155	38,245
Total shipping income		746,798	1,033,169

Operating expenses
Raw materials and consumables	-	(5,128)	(1,678)
Voyage expenses and commissions	10	(123,742)	(85,903)
Vessel operating expenses	10	(175,473)	(100,013)
Charter hire expenses	-	(1,620)	(17)
Depreciation tangible assets	12	(162,767)	(80,529)
Amortisation intangible assets	13	(1,602)	(1,348)
Impairment losses	-	(3,573)	—
General and administrative expenses	10	(56,395)	(36,287)
Total operating expenses		(530,300)	(305,775)

RESULT FROM OPERATING ACTIVITIES		216,498	727,394

Finance income	11	25,707	23,416
Finance expenses	11	(208,147)	(69,396)
Net finance expenses		(182,440)	(45,980)

Share of profit (loss) of equity accounted investees (net of income tax)	25	1,571	2,570

PROFIT (LOSS) BEFORE INCOME TAX		35,629	683,984

Income tax benefit (expense)	-	(2,840)	(4,364)

PROFIT (LOSS) FOR THE PERIOD		32,789	679,620

Attributable to:
Owners of the company	15	51,766	679,620
Non-controlling interest		(18,977)	—

Basic earnings per share	15	0.27	3.43
Diluted earnings per share	15	0.27	3.43

Weighted average number of shares (basic)	15	194,216,835	197,886,375
Weighted average number of shares (diluted)	15	194,216,835	197,886,375

The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements

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CMB.TECH	Financial Report HY 2025
Unaudited condensed consolidated interim statement of
comprehensive income
(in thousands of USD)

	Note	2025	2024
		Jan. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2024
Profit/(loss) for the period		32,789	679,620

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	—	182
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	-	11,330	(309)
Cash flow hedges - effective portion of changes in fair value	14	(1,794)	1,268

Other comprehensive income (expense), net of tax		9,536	1,141

Total comprehensive income (expense) for the period		42,325	680,761

Attributable to:
Owners of the company		61,302	680,761
Non-controlling interest		(18,977)	—

The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements

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CMB.TECH	Financial Report HY 2025
Unaudited condensed consolidated interim statement of changes in equity
(in thousands of USD)

(in thousands of USD)	Note	Share capital	Share premium	Trans- lation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
Balance at January 1, 2024		239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373	—	2,357,373

Profit (loss) for the period	—	—	—	—	—	—	679,620	679,620	—	679,620
Total other comprehensive income (expense)	—	—	—	(309)	1,268	—	182	1,141	—	1,141
Total comprehensive income (expense)		—	—	(309)	1,268	—	679,802	680,761	—	680,761

Transactions with owners of the company
Business Combination	24	—	—	—	—	—	(796,970)	(796,970)	—	(796,970)
Dividends to equity holders	—	—	(835,132)	—	—	—	(52,439)	(887,571)	—	(887,571)
Treasury shares acquired	—	—	—	—	—	(126,913)	—	(126,913)	—	(126,913)
Total transactions with owners		—	(835,132)	—	—	(126,913)	(849,409)	(1,811,454)	—	(1,811,454)

Balance at June 30, 2024		239,148	631,397	(74)	2,408	(284,508)	638,309	1,226,680	—	1,226,680

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CMB.TECH	Financial Report HY 2025

	Note	Share capital	Share premium	Trans- lation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
Balance at January 1, 2025		239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Profit (loss) for the period	—	—	—	—	—	—	51,766	51,766	(18,977)	32,789
Total other comprehensive income (expense)	14	—	—	11,330	(1,794)	—	—	9,536	—	9,536
Total comprehensive income (expense)		—	—	11,330	(1,794)	—	51,766	61,302	(18,977)	42,325

Transactions with owners of the company
Business Combination - initial purchase	24	—	—	—	—	—		—	1,460,354	1,460,354
Business Combination - subsequent purchases	24	—	—	—	—	—	73,705	73,705	(210,771)	(137,066)
Dividends to non-controlling interest	14	—	—	—	—	—	—		(5,095)	(5,095)
Total transactions with owners		—	—	—	—	—	73,705	73,705	1,244,488	1,318,193

Balance at June 30, 2025		239,148	460,486	9,285	351	(284,508)	902,569	1,327,331	1,225,511	2,552,842

The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements

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CMB.TECH	Financial Report HY 2025
Unaudited condensed consolidated interim statement of cash flows

	Note	2025	2024
(in thousands of USD)		Jan. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2024
Cash flows from operating activities
Profit (loss) for the period		32,789	679,620

Adjustments for:		247,711	(392,766)
Depreciation of tangible assets	12	162,767	80,529
Amortisation of intangible assets	13	1,602	1,348
Impairment losses (reversals)	-	3,573	—
Provisions	-	(149)	(163)
Income tax (benefits)/expenses	-	2,840	4,364
Share of profit of equity-accounted investees, net of tax	25	(1,571)	(2,570)
Net finance expense	11	182,440	45,980
(Gain)/loss on disposal of assets	12	(103,791)	(502,547)
(Gain)/loss on disposal of subsidiaries	9	—	(19,707)

Changes in working capital requirements		(63,149)	12,767
Change in cash guarantees	-	(2,736)	(44,494)
Change in inventory	21	(7,860)	757
Change in receivables from contracts with customers	22	5,156	45,353
Change in accrued income	22	(4,044)	3,770
Change in deferred charges	22	(44,064)	4,002
Change in other receivables	22	17,102	8,356
Change in trade payables	17	37,373	3,331
Change in accrued payroll	17	518	(865)
Change in accrued expenses	17	(43,814)	(15,216)
Change in deferred income	17	10,868	1,735
Change in other payables	-	(31,648)	6,038

Income taxes paid during the period	-	(1,296)	(4,253)
Interest paid	-	(146,037)	(54,637)
Interest received	-	3,080	13,910
Dividends received from other investments	25	4,276	—

Net cash from (used in) operating activities		77,374	254,641

Acquisition of vessels and vessels under construction	12	(547,113)	(444,570)
Proceeds from the sale of vessels	12	262,974	1,511,765
Acquisition of other tangible assets	12	(828)	(3,077)
Acquisition of intangible assets	13	(1,343)	(386)
Proceeds from the sale of other (in)tangible assets	12	—	2,000
Net cash on deconsolidation / sale of subsidiaries	-	—	822
Investments in other companies	20	—	(45,000)
Loans from (to) related parties	25	(1,331)	—

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CMB.TECH	Financial Report HY 2025

Repayment of loans from related parties	-	—	(79,930)
Acquisition of a subsidiary, net of cash acquired	24	(1,098,897)	(1,149,886)
Lease payments received from finance leases	-	933	782
Net cash from (used in) investing activities		(1,385,605)	(207,480)

(Purchase of) Proceeds from sale of treasury shares	14	—	(126,913)
Proceeds from new borrowings	16	2,474,701	1,365,022
Repayment of borrowings	16	(703,016)	(206,701)
Repayment of lease liabilities	16	(9,686)	(32,291)
Repayment of commercial paper	16	(142,007)	(213,545)
Repayment of sale and leaseback	16	(29,888)	(8,902)
Transaction costs related to issue of loans and borrowings	16	(23,128)	(4,477)
Dividends paid	14	(5,395)	(903,331)
Acquisition of non-controlling interest	24	(137,066)	—

Net cash from (used in) financing activities		1,424,516	(131,138)

Net increase (decrease) in cash and cash equivalents		116,285	(83,977)

Net cash and cash equivalents at the beginning of the period	-	38,869	429,370
Effect of changes in exchange rates	-	(106)	(1,494)

Net cash and cash equivalents at the end of the period	-	155,048	343,899

The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements

15

CMB.TECH	Financial Report HY 2025
Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2025

Note 1 - Reporting entity
Note 2 - Basis of preparation
Note 3 - Use of judgements and estimates
Note 4 - Changes in significant accounting policies
Note 5 - Changes in consolidation scope
Note 6 - Significant events
Note 7 - Segment reporting
Note 8 - Assets held for sale and discontinued operations
Note 9 - Revenue and other operating income
Note 10 - Expenses for shipping activities
Note 11 - Net finance expenses
Note 12 - Property, plant and equipment
Note 13 - Intangible assets and goodwill
Note 14 - Equity
Note 15 - Earnings per share
Note 16 - Interest-bearing loans and borrowings
Note 17 - Trade and other payables
Note 18 - Financial instruments
Note 19 - Deferred tax assets and liabilities
Note 20 - Non-current receivables
Note 21 - Bunker inventory
Note 22 - Trade and other receivables
Note 23 - Provisions and contingencies
Note 24 - Business Combination
Note 25 - Investments
Note 26 - Subsequent events
Note 27 - Standards issued but not yet effective
Note 28 - Statement on the true and fair view of the consolidated financial statements and the fair overview of the management report

16

CMB.TECH	Financial Report HY 2025
Note 1 - Reporting entity
CMB.TECH NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements ("interim financial statements") as at and for the six months ended June 30, 2025 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and joint ventures.
Note 2 - Basis of preparation
These condensed consolidated interim financial statements have been prepared in accordance with lAS 34
Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2024 that have been prepared in accordance with
International Financial Reporting Standards issued by the International Accounting Standards Board (IASB)
and as adopted by the European Union, collectively "IFRS".
Changes to and new significant accounting policies are described in Note 4.
These condensed consolidated interim financial statements were authorized for issue by the Supervisory
Board on August 25, 2025.
Note 3 - Use of judgements and estimates
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the consolidated last annual financial statements with the exception of the control assessment relating to the participation in Golden
Ocean Group Limited.
On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen
Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited
("Golden ocean") representing approximately 40.8% of Golden Ocean's issued and outstanding voting shares at a price of USD 14.49 per share. Following the closing of the Share Purchase on March 12, 2025,
CMB.TECH holds 40.8% of Golden Ocean's outstanding common shares. As the remaining shareholdings are widely dispersed and no contractual agreements are in place with other shareholders regarding preferred voting rights, the shareholding of 40.8% is considered a majority shareholding. Based on voting patterns at the three most recent shareholder meetings, it can be concluded that, following completion of the share purchase on March 12, 2025, CMB.TECH holds significantly more voting rights than any other shareholder or organized group of shareholders, resulting in de facto power through voting rights. The
Company has assessed that control has been obtained in accordance with IFRS 10 as of that date,
Consequently, Golden Ocean was fully integrated as a subsidiary within CMB.TECH's consolidated accounts.
Measurement of fair values
A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the

17

CMB.TECH	Financial Report HY 2025
valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Group Audit and Risk
Committee.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values are included in the following notes:
•Note 8 - Assets and liabilities held for sale and discontinued operations and
•Note 18 - Financial Instruments
•Note 24 - Business Combination
•Note 25 - Investments
Note 4 - Changes in significant accounting policies
The accounting policies adopted in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the Group's consolidated financial statements as at and for the year ended December 31, 2024, that have been prepared in accordance with IFRS.
During the current financial period, the Group has adopted all the new and revised Standards and
Interpretations issued by the International Accounting Standards Board (IASB) and the International
Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union and effective for the accounting year starting on January 1, 2025. The Group has not applied any new IFRS requirements that are not yet effective as per June 30, 2025.
The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC as adopted by the European Union are effective for the financial period:
•Lack of exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)
On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in
Foreign Exchange Rates (the Amendments). The Amendments arose as a result of a submission received by the IFRS Interpretations Committee about the determination of the exchange rate when there is a long-
term lack of exchangeability. IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice.
The Committee recommended that the IASB develop narrow-scope amendments to IAS 21 to address this issue. After further deliberations, the IASB issued an exposure draft of the proposed amendments to IAS
21 in April 2021 and the final amendments were issued in August 2023. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The
Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.

18

CMB.TECH	Financial Report HY 2025
The adoption of these new standards and amendments has not led to major changes in the Group’s accounting policies.

19

CMB.TECH	Financial Report HY 2025
Note 5 - Changes in consolidation scope
On February 26, 2025, the entity CMB.TECH Bermuda Ltd. was established and 100% incorporated.
On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen
Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited
("Golden Ocean") representing 40.8% of Golden Ocean’s issued and outstanding voting shares at a price of
$14.49 per share. On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the
81,363,730 shares in Golden Ocean. This acquisition is in line with CMB.TECH’s strategic objective of diversification and investing in a modern dry bulk fleet.
The Company applied acquisition accounting in accordance with IFRS 3. The total purchase price was
$1.2 billion. After identifying and measuring the identifiable assets and liabilities, a revaluation of the net assets of $639 million was recognized. Based on the share in the net assets at fair value, a goodwill of
$172 million was recognized in the consolidated statement of financial position (see Note 24).
Management has strong belief in the dry bulk market and expects significant growth in the business.
On June 30, 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean after the purchase of additional shares in March and April 2025 (see Note 6), representing 49.4% of Golden Ocean's outstanding voting shares.
Besides the transactions as described above, no new subsidiaries were established or acquired, nor were there any liquidations of subsidiaries.
Note 6 - Significant events
On December 31, 2024, CMB.TECH has sold the Suezmax Cap Lara (2007 - 158,826 dwt) for $33.2 million.
The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $14.4 million. The sale generated a gain of $18.8 million and was recognized upon delivery to the new owner on March 10, 2025.
On January 7, 2025, the Company took delivery of the Newcastlemax Mineral Portugal (2025 - 210,754
dwt).
On January 9, 2025, FRS Windcat Offshore Logistics Limited entered into a €22.9 million ($23.8 million)
senior secured amortizing term loan facility which replaces the €9.5 million Senior Secured Credit Facility and will also be used to finance the acquisition of the Hydrocat 55, FRS Windcat 61, FRS Windcat 62, FRS
Windcat 64 and FRS Windcat 65. The facility has been concluded with Rabobank and carries a fixed interest rate of 4.15% during the first 3 years and a floating interest rate of EURIBOR plus a margin, which is still to be determined, thereafter. The facility has a duration of 5 years.
On January 13, 2025, Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen powered (dual fuel) multifunctional port utility vessel (MPHUV) with Neptune
Construction for an amount of $6.1 million. Delivery is scheduled end 2025, beginning 2026.
On January 23, 2025, the Company took delivery of the Newcastlemax Mineral Osterreich (2025 - 210,761
dwt).
On January 27, 2025, VLCC Alsace (2012 – 299,999 dwt) has successfully been delivered to its new owner.
The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $69.4 million. The net gain on the vessel amounts to $27.5 million and was recognized upon delivery to her new owners on January 27, 2025.
On February 4, 2025, Ammonia Carrier AS, a subsidiary of CMB.TECH Enterprises, has successfully concluded a pre- and post-delivery multicurrency revolving facility on a 1,400 TEU newbuild container vessel for a total commitment of $26.3 million. The facility has a tenor of 7 years as from delivery.
On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen
Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean, see Note 5.

20

CMB.TECH	Financial Report HY 2025
On March 4, 2025, we entered into a $1.4 billion bridge facilities agreement with KBC Bank NV, Crédit
Agricole CIB and Société Générale in view of the acquisition of shares in Golden Ocean. The bridge facilities agreement has an initial term of 9 months with the possibility to extend its term twice with an additional 6 months.
On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean.
On March 24, 2025, CMB.TECH NV announced that it has signed an agreement with Mitsui O.S.K. Lines,
Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD. (“MOLCT”) for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. This agreement between MOL/
MOLCT, and CMB.TECH involves nine ammonia-powered ships. Three ammonia-fitted 210,000 dwt
Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by
CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia-fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard
(Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively. The
Newcastlemaxes will be delivered in 2026 and 2027, whilst the chemical tankers’ delivery is expected in
2028 and 2029.
On March 26, 2025, the Company took delivery of CTV Hydrocat 60.
On March 27, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired
7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On March
27, 2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.
On April 3, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired
9,689,197 additional shares in Golden Ocean in the open market following the Share Purchase. On April 3,
2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.
On April 7, 2025, CMB.TECH has successfully concluded a pre- and post delivery term loan facility for the 5
VLCC’s that it currently has on order. The total commitment is $392.7 million with a tenor of 2 years (pre-
delivery) and 12 years (post-delivery).
On April 10, 2025, the Company took delivery of the Newcastlemax Mineral Suomi (2025 - 210,000 dwt).
On April 14, 2025, CMB.TECH announced that it signed an agreement with Fortescue to charter a new ammonia-powered vessel featuring a dual fuel engine. The 210,000-dwt vessel is part of CMB.TECH’s series of large dry bulk carriers currently on order at Qingdao Beihai Shipyard and is expected to be delivered to
Fortescue by the end of next year. It will play a vital role taking iron ore from the Pilbara to customers in
China and around the world.
On April 22, 2025, CMB.TECH and Golden Ocean announced that they signed a term sheet (the “Term
Sheet”) for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments.
On April 23, 2025, the Company took delivery of the Newcastlemax Mineral Sverige (2025 - 210,000 dwt).
On April 30, 2025, CMB.TECH announced that it had sold three VLCCs, Iris (2012, 314,000 dwt), Hakone
(2010 - 302,624 dwt) and Hakata (2010 - 302,550 dwt) as part of its fleet rejuvenation. The sales generated a total capital gain of $96.7 million. Iris has been delivered to their new owners on May 7, 2025 and
Hakone on July 8, 2025 respectively. Hakata will be delivered in the beginning of September 2025.
On May 8, 2025, CMB.TECH signed a $2,000 million facilities agreement with a bank syndicate comprising a term loan facility of up to $1,250 million and a revolving credit facility of up to $750 million and acceded by
Golden Ocean on June 19, 2025. The facility was entered into with the purpose to refinance existing debt facilities due to the planned merger between Golden Ocean and CMB.TECH NV.
On May 23, 2025, the Company took delivery of the Newcastlemax Mineral Polska (2025 - 210,000 dwt).

21

CMB.TECH	Financial Report HY 2025
On May 28, 2025, CMB.TECH and Golden Ocean announced that they signed an agreement and plan of merger (the "Merger Agreement") for a stock-for-stock merger, as contemplated by the term sheet previously announced on April 22, 2025.
On June 23, 2025, the Company took delivery of the Newcastlemax Mineral Cesko (2025 - 210,000 dwt).
As of the date of this report. the Company refinanced the facilities $180 million, $40 million, $150 million,
$360 million, $275 million, $80 million, $250 million and lease facilities $85 million and $260 million with the $2,000 million facility mentioned above. Further, in July and August 2025, the Company terminated interest rate swaps in Golden Ocean with the total notional amount of $400 million thereby receiving settlement of $18.9 million.

22

CMB.TECH	Financial Report HY 2025
Note 7 - Segment reporting
The Group distinguishes three divisions: the Marine division, the H2 Infra division and the H2 Industry division. These three divisions operate in different markets and eight operating segments are identified.
•Marine: the Marine division is the largest division in the Group. It builds, owns, operates and designs a wide range of low and zero-carbon ships and features a fleet with hydrogen-powered vessels such as
Crew Transfer Vessels, ferries, Commissioning Service Operations Vessels, and tugboats, alongside ammonia-powered large bulk carriers, container ships, chemical and crude oil tankers. The Marine division consists of 6 operating segments: Euronav, Bocimar, Delphis, Bochem, Windcat, and Port
vessels.
•H2 Infra: the H2 Infra division is developing and securing the green molecule supply. The Company integrates and manages key technology and infrastructure for the production and distribution of green hydrogen and ammonia.
•H2 Industry: H2 Industry is a provider of scalable dual fuel industrial applications. Its proven combustion technology enables the company to develop heavy-duty hydrogen-powered applications.
Although not all operating segments meet the definition of a reportable segment in IFRS 8, the Group voluntarily discloses the related information since reported in this way to the CODM.
The segment profit or loss figures and key assets as set out below are presented to the Chief Operating
Decision Maker (CODM) and the Management Board on at least a quarterly basis to help the key decision makers in evaluating the respective segments. Following the acquisition of CMB.TECH Enterprises in
February 2024, the markets in which the Group operates have expanded. Consequently, the Group has decided to update its segment reporting in 2024 to reflect these changes. Additionally, please note that the Floating Storage Units (FSOs) have been incorporated into the Euronav segment under the Euronav brand name.
Following the acquisition of Golden Ocean in 2025, Golden Ocean has been incorporated ino the Bocimar segment. Even though Golden Ocean has material business activities and is currently reporting separately, management reviews performance at the combined dry bulk level as the activities, risks, customers, and economic characteristics are identical. Presenting both under Bocimar therefore provides the most accurate and consistent view of the Group's dry bulk activities.

23

CMB.TECH	Financial Report HY 2025

	June 30, 2025
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
Revenue	263,184	292,397	21,571	23,357	21,461	882	622,852	—	—	—	622,852
Profit (loss) before income tax	112,706	(49,585)	5,064	1,600	(29,560)	(1,502)	38,723	(6,896)	1,410	2,392	35,629

Non-current assets	1,680,080	5,114,736	226,061	308,945	283,929	45,732	7,659,483	18,389	8,602	(2,000)	7,684,474
Current assets	629,106	192,017	9,381	4,998	49,207	698,006	1,582,715	2,683	19,683	(890,181)	714,900
TOTAL ASSETS	2,309,186	5,306,753	235,442	313,943	333,136	743,738	9,242,198	21,072	28,285	(892,181)	8,399,374

Equity	(561,693)	2,452,587	56,670	6,308	26,035	536,625	2,516,532	12,932	23,378	—	2,552,842
Non-current liabilities	2,532,871	2,020,903	142,072	178,849	183,556	19,027	5,077,278	165	798	(11,292)	5,066,949
Current liabilities	338,008	833,263	36,700	128,786	123,545	188,086	1,648,388	7,975	4,109	(880,889)	779,583
TOTAL LIABILITIES	2,309,186	5,306,753	235,442	313,943	333,136	743,738	9,242,198	21,072	28,285	(892,181)	8,399,374

24

CMB.TECH	Financial Report HY 2025

	June 30, 2024
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
Revenue	425,189	29,881	9,011	10,683	17,060	553	492,377	—	—	—	492,377
Profit (loss) before income tax	671,532	4,154	17,236	2,142	(618)	(9,972)	684,474	(1,987)	1,497	—	683,984

	December 31, 2024
Non-current assets	1,696,034	920,892	232,521	270,476	249,788	61,611	3,431,322	17,572	6,132	(20,799)	3,434,227
Current assets	393,114	31,856	7,403	5,455	40,383	540,216	1,018,427	1,444	18,711	(567,763)	470,819
TOTAL ASSETS	2,089,148	952,748	239,924	275,931	290,171	601,827	4,449,749	19,016	24,843	(588,562)	3,905,046

Equity	504,775	5,162	53,150	4,711	30,355	557,748	1,155,901	17,320	19,103	—	1,192,324
Non-current liabilities	1,279,669	552,805	144,051	175,017	160,266	18,992	2,330,800	159	786	(11,679)	2,320,066
Current liabilities	304,704	394,781	42,723	96,203	99,550	25,087	963,048	1,537	4,954	(576,883)	392,656
TOTAL LIABILITIES	2,089,148	952,748	239,924	275,931	290,171	601,827	4,449,749	19,016	24,843	(588,562)	3,905,046

25

CMB.TECH	Financial Report HY 2025
Note 8 - Assets and liabilities held for sale and discontinued
operations
Assets held for sale
On May 21, 2024, the Company sold the VLCC Alsace (2012 - 299,999 dwt) for $96.9 million. The vessel was accounted for as a non-current asset held for sale as from June 30, 2024 and had a carrying value of
$69.4 million. The net gain on the vessel amounts to $27.5 million and was recognized upon delivery to its new owners during the first quarter of 2025.
On December 31, 2024, CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt) for $33.2 million.
The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $14.4 million. A net gain of $18.8 million was realized upon delivery to her new owners in the first quarter of 2025.
The Windcat 6 has been sold, after 18 years of service on December 18, 2024 for an amount of
$268 thousand. The CTV was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $48 thousand. The sale generated a gain $220 thousand and was recognized upon delivery to the new owner on March 13, 2025.
On June 27, 2024, the Management Board formally decided to commit to a plan to sell Suezmax vessels
Statia (2006 - 150,205 dwt)  and Cap Felix (2008 - 158,765 dwt) and VLCC vessels Hakata (2010 - 302,550 dwt) and Ingrid (2012 - 314,000 dwt). It is noted that Suezmaxes Statia and Cap Felix and VLCC Hakata have been successfully sold. Statia and Cap Felix were sold for a combined net sales price of $83.6 million, had a combined carrying value of $31.7 million and generated a net gain of $51.9 million recognized in the second half of 2024. With respect to VLCC Ingrid, there has been no immediate interested buyers for an extended period. Accordingly, Management has determined that it is no longer appropriate to maintain the vessel’s classification as an ‘Asset Held for Sale’ under IFRS 5. The vessel has therefore been reclassified as an ‘Owned Vessel,’ and depreciation has been recognized retroactively for the period from
June 27, 2024, to June 30, 2025.
On April 16, 2025, the Company sold the VLCCs Hakone (2010 - 302,624 dwt) and Hakata (2010 - 302,550
dwt). Both vessels are accounted for as an asset held for sale as at June 30, 2025 and have a combined carrying value of $74.2 million. The net gain on the vessels amounts to $39.3 million and will be recognized upon delivery to its new owners during the third quarter of 2025.
Discontinued operations
As of June 30, 2025 and as of December 31, 2024 the Group had no operations that met the criteria of discontinued operations.

26

CMB.TECH	Financial Report HY 2025
Note 9 - Revenue and other operating income
In the following table, revenue is disaggregated by type of contract

	June 30, 2025
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Other	Total
Pool Revenue	64,766	—	—	8,861	—	—	73,627	—	—	—	73,627
Spot Voyages	91,206	183,653	—	—	—	—	274,859	—	—	—	274,860
Revenue from contracts with customers	155,972	183,653	—	8,861	—	—	348,486	—	—	—	348,486
Time Charters	107,212	108,744	21,571	14,496	21,461	882	274,366	—	—	—	274,366
Lease income	107,212	108,744	21,571	14,496	21,461	882	274,366	—	—	—	274,366
Other	—	—	—	—	—	—	—	—	—	—	—
Total revenue	263,184	292,397	21,571	23,357	21,461	882	622,852	—	—	—	622,852

Other income	15,729	586	—	—	—	1,864	18,179	131	10,424	(8,579)	20,155

27

CMB.TECH	Financial Report HY 2025

	June 30, 2024
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Other	Total
Pool Revenue	113,125	—	—	8,889	—	—	122,014	—	—	—	122,014
Spot Voyages	219,780	29,705	—	—	—	—	249,485	—	—	—	249,485
Revenue from contracts with customers	332,905	29,705	—	8,889	—	—	371,499	—	—	—	371,499
Time Charters	92,284	176	9,011	1,794	17,060	553	120,878	—	—	—	120,878
Lease income	92,284	176	9,011	1,794	17,060	553	120,878	—	—	—	120,878
Total revenue	425,189	29,881	9,011	10,683	17,060	553	492,377	—	—	—	492,377

Other income	35,774	1,130	263	—	—	754	37,921	362	841	(879)	38,245
The increase in total revenue for the period is primarily attributable to higher spot market revenue, driven by an increase in the number of vessels in the fleet. This expansion is mainly the result of the acquisition of Golden Ocean, which became effective as of March 12, 2025. In addition, 10 newbuild drybulk vessels were delivered and added to the fleet since June 30, 2024. The increase in the number of dry bulk vessels fully offsets the decline in spot revenue from the tanker division, which was primarily attributable to a reduced number of tanker vessels in the fleet.
Spot revenue growth was partially offset by a decrease in pool revenue, primarily due to a reduction in the number of tanker vessels active in the pool.
Time charter revenue increased compared to the same period in the prior year, mainly due to the higher number of vessels employed on time charter, including those acquired through the Golden Ocean transaction.
Other operating income comprises revenues related to the day-to-day commercial operation of the fleet that are not directly attributable to specific voyages. The decrease in other operating income during the first half of 2025 is mainly the result of non-recurring items recognized in the first half of 2024. These included the gain on the sale of Euronav Ship Management Hellas, liquidated damages received in connection with the sale of the N-class vessels (Noble, Nectar, and Newton), and claim settlements.

28

CMB.TECH	Financial Report HY 2025
Note 10 - Expenses for shipping activities
Voyage expenses and commissions

For the six month period ended

(in thousands of USD)	June 30, 2025	June 30, 2024

Commissions paid	(10,975)	(9,158)
Bunkers	(79,970)	(59,270)
Other voyage related expenses	(32,797)	(17,475)
Total voyage expenses and commissions	(123,742)	(85,903)

The voyage expenses and commissions increased in the first six months of 2025 compared to the same period in 2024 mainly due to an increase in bunker costs and other voyage related expenses.
The increase in bunker cost and commissions paid in the first semester of 2025 is mainly due to the integration of the Golden Ocean vessels as of March 12, 2025 and thus more vessels operating on the spot. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.
The majority of other voyage expenses are port costs and agency fees which are owner's expenses on voyage charters. Port costs vary depending on the number of spot voyages performed and the number and type of ports. This also increases significantly due to the acquisition of the Golden Ocean fleet as per
March 12, 2025.
Vessel operating expenses

For the six month period ended

(in thousands of USD)	June 30, 2025	June 30, 2024

Operating expenses	(159,276)	(92,813)
Insurance	(16,197)	(7,200)
Total vessel operating expenses	(175,473)	(100,013)

The operating expenses relate mainly to the crewing, technical and other costs to operate vessels. Crewing costs are related to crew wages, travel and victualling costs. Technical costs relate mainly to maintenance, spare parts and forwarding costs. Other costs are mainly port cost and costs for certifications and inspections. The increase in operating expenses is  mainly related to the increase of number of vessels in the fleet during the first half of 2025 compared to 2024. This is primarily attributable due to the acquisition of Golden Ocean Group Ltd as per March 12, 2025 and newbuild drybulk vessels delivered during the year.

29

CMB.TECH	Financial Report HY 2025
General and administrative expenses

	For the six month period ended

(in thousands of USD)	June 30, 2025	June 30, 2024

Wages and salaries	(12,029)	(7,332)
Social security costs	(1,918)	(1,603)
Activated costs	—	358
Other employee benefits	(1,637)	(750)
Employee benefits	(15,584)	(9,327)

Administrative expenses	(39,501)	(25,780)
Tonnage Tax	(1,459)	(866)
Claims	—	(477)
Provisions	149	163

Total general and administrative expenses	(56,395)	(36,287)

The general and administrative expenses which include amongst others: shore staff wages, director fees, consulting and audit fees and tonnage tax, increased in the first six months of 2025 compared to the same period in 2024.
The increase compared to 2024 was related to both an increase in administrative expenses and an increase in employee benefits mainly due to the integration of Golden Ocean as per March 12, 2025 (see
Note 24) and CMB.TECH Enterprises for the full semester.

30

CMB.TECH	Financial Report HY 2025
Note 11 - Net finance expenses

For the six month period ended

(in thousands of USD)	June 30, 2025	June 30, 2024

Interest income	6,866	13,292
Foreign exchange gains	18,841	10,124
Finance income	25,707	23,416

Interest expense on financial liabilities measured at amortized cost	(159,839)	(53,869)
Interest leasing	(2,515)	(198)
Fair value adjustment on interest rate swaps	(420)	—
Other financial charges	(4,297)	(5,111)
Foreign exchange losses	(41,076)	(10,218)
Finance expense	(208,147)	(69,396)

Net finance expenses	(182,440)	(45,980)

Interest expense on financial liabilities measured at amortized cost increased in the first six months of
2025 compared to the same period in 2024. This increase was related to an increase in interest expenses on bank loans due to a higher average outstanding debt in 2025 compared to the same period last year.
Interest leasing is the interest on lease liabilities.
The increase in foreign exchange losses is primarily attributable to the decline in the EUR/USD exchange rate, which had a negative impact on the outstanding loan balances under the Group’s EUR-denominated facilities.

31

CMB.TECH	Financial Report HY 2025
Note 12 - Property, plant and equipment

(in thousands of USD)	Note	Vessels	Vessels under construction	Right-of- use assets	Other tangible assets	Pre- payments	Total PPE
At January 1, 2025
Cost	—	4,020,942	628,405	5,212	30,098	1,657	4,686,314
Depreciation & impairment losses	—	(1,403,458)	—	(3,302)	(8,470)	—	(1,415,230)
Net carrying amount		2,617,484	628,405	1,910	21,628	1,657	3,271,084

Acquisitions	—	18,727	528,386	—	529	299	547,941
Acquisitions through business combinations	24	3,472,061	—	210,751	—	—	3,682,812
Disposals and cancellations	—	(75,316)	—	—	(110)	—	(75,426)
Depreciation charges	—	(152,608)	—	(8,105)	(2,054)	—	(162,767)
Transfer to assets held for sale	8	7,556	—	—	—	—	7,556
Impairments	—	—	—	(4,566)	—	—	(4,566)
Transfers	—	413,314	(413,314)	—	1,214	(1,214)	—
Translation differences	—	4,913	2,853	2,574	2,534	134	13,008
Balance at June 30, 2025		6,306,131	746,330	202,564	23,741	876	7,279,642

At June 30, 2025
Cost	—	7,821,483	746,330	214,944	35,246	876	8,818,879
Depreciation & impairment losses	—	(1,515,352)	—	(12,380)	(11,505)	—	(1,539,237)
Net carrying amount		6,306,131	746,330	202,564	23,741	876	7,279,642
In the first six months of 2025, the Hakata, Golden Saint, Golden Zheijang, KSL Seoul, Golden Forward and
Golden Skies have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.
On January 7, 2025, the Company took delivery of the super-eco Newcastlemax Mineral Portugal (2025 -
210,754 dwt).
On January 23, 2025, the Company took delivery of the  super-eco Newcastlemax Mineral Osterreich (2025
- 210,761 dwt).
On March 26, 2025, the Company took delivery of CTV Hydrocat 60.
On April 10, 2025, the Company took delivery of the super-eco Newcastlemax Mineral Suomi (2025 -
210,000 dwt).
On April 23, 2025, the Company took delivery of the super-eco Newcastlemax Mineral Sverige (2025 -
210,000 dwt).
On May 23, 2025, the Company took delivery of the super-eco Newcastlemax Mineral Polska (2025 -
210,000 dwt).
On June 23, 2025, the Company took delivery of the super-eco Newcastlemax Mineral Cesko (2025 -
210,000 dwt).
The Group had forty-two vessels under construction at June 30, 2025, for an aggregate amount of installments paid of $746.3 million. The amounts presented within "vessels under construction" relate to five eco-type VLCCs, two eco-type Suezmax, two dual-fuel bitumen tankers, eleven Newcastlemax bulk

32

CMB.TECH	Financial Report HY 2025
carriers, eight chemical tankers, six CSOVs (Commissioning Service Operations Vessels), two coaster vessel of 5,000 dwt, one 1,400 TEU ammonia-powered container vessel, four Hydrocat CTVs (Crew Transfer
Vessel) and one Multi Purpose Harbour Vessel. The Group capitalizes borrowing costs related to the financing of the newbuild vessels as reported under vessels under construction. As per June 30, 2025, the total amount that was capitalized amounts to $10.8 million at an average interest rate of 7%.
The other tangible assets include the Hydrotug, the hydrogen refuelling station and a range of machinery, equipment and vehicles.
Disposal of assets – Gains/losses

(in thousands of USD)	Note	Sale price	Book Value	Gain	Loss
Alice - Sale	—	85,965	61,625	24,340	—
Anne - Sale	—	86,275	62,820	23,455	—
Aquitaine - Sale	—	90,268	58,657	31,611	—
Dominica - Sale	—	82,685	52,826	29,859	—
Desirade - Sale	—	85,965	56,071	29,894	—
Alboran - Sale	—	86,418	56,362	30,056	—
Aral - Sale	—	86,472	56,445	30,027	—
Andaman - Sale	—	86,976	56,636	30,340	—
Hatteras - Sale	—	90,310	59,368	30,942	—
Delos - Sale	—	112,888	83,611	29,277	—
Doris - Sale	—	113,010	84,438	28,572	—
Derius - Sale	—	104,627	81,458	23,169	—
Camus - Sale	—	123,420	92,228	31,192	—
Oceania - Sale	—	43,120	8,294	34,826	—
Noble - Sale	—	53,955	25,716	28,239	—
Nectar - Sale	—	53,955	23,873	30,082	—
Newton - Sale	—	53,955	33,285	20,670	—
CMA CGM Baikal - Sale	—	71,500	55,879	15,621	—
Corporate	—	2,000	1,625	375	—

For the six month period ended June 30, 2024		1,513,764	1,011,217	502,547	—

		Sale price	Book Value	Gain	Loss
Alsace - Sale	—	96,850	69,388	27,462	—
Cap Lara - Sale	—	33,213	14,437	18,776	—
Windcat 6 - Sale	—	268	48	220	—
Iris - Sale	—	99,990	42,857	57,133	—
Golden Ioanari - Sale	—	15,811	15,811	—	—
Golden Keen - Sale	—	16,848	16,649	199	—

For the six month period ended June 30, 2025		262,980	159,190	103,789	—

33

CMB.TECH	Financial Report HY 2025
On May 21, 2024, the Company sold the VLCC Alsace (2012 - 299,999 dwt) for $96.9 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024. The VLCC has successfully been delivered to its new owner during the first quarter of 2025 generating a capital gain of $27.5 million.
On December 31, 2024, the Company sold the VLCC Cap Lara (2007 - 158,826 dwt) for $33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $14.4 million. The vessel was delivered to her new owner on March 10, 2025, generating a net capital gain of $18.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2025.
The Windcat 6 has also been sold, after 18 years of service. The sale generated a capital gain of
$0.2 million. The vessel was delivered to its new owner on March 13, 2025.
On March 14, 2025, the Company sold the VLCC Iris (2012 - 314,000 dwt) for a net sale price after commission of $100.0 million. The vessel was delivered during the second quarter of 2025 and the net gain of $57.1 million on the transaction was recognized in the consolidated statement of profit or loss.
On June 25, 2025, the vessel Golden Ioanari was successfully delivered to her new owners. The sale was completed on March 21, 2025. The vessel had a carrying amount equal to the agreed sale price. As a result, no gain or loss was recognized on the transaction.
On April 3, 2025, the Company sold the vessel Golden Keen for a net sale price of $16.8 million. The vessel was delivered on June 2, 2025, and a capital gain of $0.2 million was recognized in the consolidated statement of profit or loss.
Impairment
Marine
Based on the impairment indicator analysis conducted for the period ending June 30, 2025, the Group has not identified any impairment triggers within its Marine division that require further impairment testing.
Both internal and external impairment indicators, including asset performance, market valuations, and macroeconomic conditions, have been thoroughly assessed. The review is supported by independent broker valuations which indicate that the fair market value of the fleet exceeds its carrying value. The same analysis was conducted for the year ending December 31, 2024 and for the year ending December
31, 2023.
However, it was noted that the Golden Zhoushan (2011 - 175,853 dwt) was sold pursuant to a
Memorandum of Agreement signed on July 3, 2025, for a sale price of $22.1 million, less a 1% commission.
The vessel’s carrying amount at the time of sale was $26.5 million, resulting in a capital loss of $4.5 million.
As of June 30, 2025, an impairment charge was recognized in the consolidated statement of profit or loss.
Accordingly, as of the reporting date, no further impairment adjustments are required for the Group’s assets within the Marine division. The Management Board, under supervision of the Supervisory Board, will continue to evaluate potential impairment risks on an ongoing basis, ensuring timely responses to any significant changes in market conditions or operational performance.
Security
All vessels financed with bank loans are subject to a mortgage to secure bank loans (see Note 16).
Capital commitment
As at June 30, 2025 the Group's total capital commitment amounts to $1.9 billion (December 31, 2024:
$2.4 billion). These capital commitments can be detailed as follows:

34

CMB.TECH	Financial Report HY 2025

(in thousands of USD)	Total	2025	2026	2027	2028	2029

Commitments in respect of:
Tankers	547,460	117,810	362,330	67,320	—	—
Dry bulk vessels	686,700	229,987	456,713	—	—	—
Container vessels	55,422	7,854	39,960	7,608	—	—
Chemical tankers	411,450	34,350	102,750	34,100	159,650	80,600
CSOVs	219,947	106,459	86,258	27,230	—	—
Total	1,920,979	496,460	1,048,011	136,258	159,650	80,600

The current newbuilding program of the Group comprises the following:
–5 eco-type VLCCs,
–2 eco-type Suezmaxes,
–12 Newcastlemax bulk carriers,
–8 chemical tankers,
–6 CSOVs (Commissioning Service Operation Vessel),
–2 coasters of 5,000 dwt,
–1 ammonia-powered container vessel with a capacity of 1,400 TEU,
–2 dual-fuel bitumen tankers.

35

CMB.TECH	Financial Report HY 2025
Note 13 - Intangible assets and goodwill

(in thousands USD)	Note	Customer contracts	Other intangible assets	Total intangible assets	Goodwill
At January 1, 2025
Cost	-	17,104	5,807	22,911	—
Depreciation	-	(4,025)	(2,699)	(6,724)	—
Net carrying amount		13,079	3,108	16,187	—

Acquisitions	-	1,343	—	1,343	—
Acquisitions through business combinations	24	396	—	396	172,350
Depreciation charges	-	(788)	(814)	(1,602)	—
Translation differences	-	—	351	351	—
Balance at June 30, 2025		14,030	2,645	16,675	172,350

At June 30, 2025
Cost	-	18,843	6,498	25,341	172,350
Depreciation & impairment losses	-	(4,813)	(3,853)	(8,666)	—
Net carrying amount		14,030	2,645	16,675	172,350
In connection with the acquisition in 2022 of the remaining 50% in TI Asia and TI Africa, a part of the price paid was related to an intangible asset (customer contracts with NOC for the service part, i.e. recharge of opex, maintenance and crew). Management estimated the fair value of the intangible asset related to the service component of the NOC contract, resulting in a value of $16.6 million at May 31, 2022. This amount will be depreciated till the end of the contractual service, or until July 21, 2032 and September 21, 2032 respectively.
The goodwill recognized relates to the acquisition of Golden Ocean Group Ltd. (see Note 24). The recognition of goodwill reflects management’s strong confidence in the long-term prospects of the dry bulk market and the expected growth of the business segment. The resulting goodwill is recognized on the statement of financial position and will be subject to annual impairment testing in accordance with applicable accounting standards. As of June 30, 2025, the assessment did not identify any impairment indicators.

36

CMB.TECH	Financial Report HY 2025
Note 14 - Equity
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve

	June 30, 2025
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognised in OCI
Interest rate swaps
$161.0 million facility	102,220	538	187	(1,794)

	June 30, 2024
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognised in OCI
Interest rate swaps
$150.0 million facility	87,090	2,408	—	1,268

The Group, in connection to the $150.0 million facility raised on June 21, 2022, and amended in the second half of 2024 to $161.1 million, entered into several Interest Rate Swaps (IRSs) for a combined notional value of $109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the SOFR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and mature on March 31, 2030. The notional value of these instruments at June 30,
2025 amounted to $102.2 million. The fair value of these instruments at June 30, 2025 amounted to $0.4 million (see Note 17, 20 and 22) and $(1.8) million has been recognized in OCI in 2025.
Treasury shares
As of June 30, 2025 and December 31, 2024 CMB.TECH NV owned 25,807,878 of its own shares.
Distributions
The total amount of dividends declared by the Supervisory Board in the first six months of 2025 was $0 million. $5.4 million was paid in the first six months of 2025 of which $5.0 million was distributed by
Golden Ocean to the owners of the Company. Golden Ocean also distributed $5.1 million to the non-
controlling interest.

37

CMB.TECH	Financial Report HY 2025
Note 15 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the six month period ended June of each year, calculated as follows:
Result attributable to ordinary shares

	For the six month period ended

	June 30, 2025	June 30, 2024

Result for the period (in USD)	51,766,350	679,620,307
Weighted average number of ordinary shares	194,216,835	197,886,375
Basic earnings per share (in USD)	0.27	3.43
Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2025	220,024,713	25,807,878	194,216,835	194,216,835
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	—	—	—
On issue at June 30, 2025	220,024,713	25,807,878	194,216,835	194,216,835

Diluted earnings per share
For the six months ended June 30, 2025, the diluted earnings per share (in USD) amount to 0.27 (2024:
3.43). As of January 1, 2024, the Company no longer has instruments that can give rise to dilution.
Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	June 30, 2025	June 30, 2024
Weighted average of ordinary shares outstanding (basic)	194,216,835	197,886,375
Effect of share-based payment arrangements	—	—
Weighted average number of ordinary shares (diluted)	194,216,835	197,886,375
There are no more remaining outstanding instruments at June 30, 2025 and June 30, 2024 which can give rise to dilution.

38

CMB.TECH	Financial Report HY 2025
Note 16 - Interest-bearing loans and borrowings

(in thousands of USD)	Note	Bank loans	Other Notes	Lease liabilities	Other borrowings	Total
More than 5 years	—	360,928	—	184	528,109	889,221
Between 1 and 5 years	—	1,089,941	198,887	1,267	139,252	1,429,347
More than 1 year		1,450,869	198,887	1,451	667,361	2,318,568
Less than 1 year	—	201,937	3,733	2,293	95,724	303,687
At January 1, 2025		1,652,806	202,620	3,744	763,085	2,622,255

New loans	—	2,061,396	—	2,463	413,305	2,477,164
Scheduled repayments	—	(249,981)	—	(7,171)	(171,895)	(429,047)
Early repayments	—	(453,035)	—	—	—	(453,035)
Acquisitions through business combinations	24	978,322	—	120,541	302,512	1,401,375
Transaction expenses		(7,948)	330	—	(2,996)	(10,614)
Other changes	—	7,839	—	—	482	8,321
Translation differences	—	23,565	—	119	1,619	25,303
Balance at June 30, 2025		4,012,964	202,950	119,696	1,306,112	5,641,722

More than 5 years	—	473,850	—	133	765,362	1,239,345
Between 1 and 5 years	—	3,186,448	199,217	3,975	434,817	3,824,457
More than 1 year		3,660,298	199,217	4,108	1,200,179	5,063,802
Less than 1 year	—	352,666	3,733	115,588	105,933	577,920
Balance at June 30, 2025		4,012,964	202,950	119,696	1,306,112	5,641,722

The amounts shown under "New Loans" and "Early Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.

39

CMB.TECH	Financial Report HY 2025
Bank loans
Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				June 30, 2025			December 31, 2024
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured Revolving loan 80.0M	EUR	SOFR + CAS + 1.45%	2026	93,542	80,000	80,081	83,112	27,500	27,505
Secured FSO loan 161.1M	USD	SOFR + 2.15%	2030	136,294	136,294	135,243	148,727	148,727	147,464
Secured vessels loan Refi - Revolving loan 1,341M*	USD	SOFR + 2.30% - 2.90%	2028	867,818	700,000	694,136	995,207	750,000	743,637
Secured vessels loan 129.75M	USD	SOFR + 1.28% - 1.73%	2038	25,950	25,950	26,094	25,950	25,950	26,102
Secured vessels Revolving loan 182.5M*	USD	SOFR + 2.20% - 2.80%	2029	130,999	128,999	127,785	169,500	167,250	165,691
Credit Line Belfius Windcat EUR 1.25M	EUR	SOFR + 1.83%	—	1,465	1,465	1,465	1,299	1,299	1,299
Credit Line KBC Windcat EUR 1.25M	EUR	SOFR + 2.40%	—	1,465	1,465	1,465	1,299	1,299	1,299
Loan BNPPF EUR 151.2M	EUR	Euribor + 1.00%	2038	117,361	104,700	105,199	86,925	86,925	87,510
Loan CEXIM I 152M	USD	SOFR + 2.06%	2036	151,993	69,965	67,802	72,504	72,504	70,309
Loan CEXIM II 280M	USD	SOFR + 2.06%	2035	279,910	182,535	175,217	189,216	189,216	183,163
Loan CEXIM III 224M	USD	SOFR + 2.06%	2038	224,000	130,667	128,834	115,733	115,733	112,330
Loan KBC/Belfius Windcat EUR 78M	EUR	Euribor + 3.25%	2027	91,396	51,080	51,132	49,426	43,921	43,623
Loan SocGen EUR 154.7M	EUR	Euribor + 1.00% Euribor + 0.90%	2037 2039	58,733	38,667	38,994	34,276	34,276	34,634
Loan SocGen EUR 8.8M	EUR	Euribor + 1.10%	2033	10,314	8,767	8,499	8,228	8,228	8,240
Secured vessels loan 392.7M	USD	SOFR + 1.75%	2040	94,248	94,248	95,224	—	—	—
1.4B Bridge Facility	USD	SOFR + 3.04%	2026	1,265,021	1,265,021	1,256,465	—	—	—
Secured vessels loan 2B Facility	USD	SOFR + 2.10% - 2.75%	2030	500,000	141,896	139,800	—	—	—
Loan 1,400 TEU 26.3M	USD	SOFR + 3.75% EURIBOR + 3.55%	2032	26,325	2,025	2,025	—	—	—
Loan DNB 275M	USD	SOFR + 1.90%	2027	208,659	208,659	208,455	—	—	—
Loan Danske Bank 250M	USD	SOFR + 1.80%	2028	147,321	147,321	147,312	—	—	—

40

CMB.TECH	Financial Report HY 2025

Loan Credit Suisse 80M	USD	SOFR + 1.80%	2030	72,000	72,000	72,197	—	—	—
Loan KfW 40M	USD	SOFR + 1.75%	2030	36,500	36,500	36,598	—	—	—
Loan ING 360M	USD	SOFR + 1.75%	2033	268,360	268,360	268,398	—	—	—
Loan DNB 150M	USD	SOFR + 1.65%	2029	145,064	145,064	144,544	—	—	—
Total interest-bearing bank loans				4,954,739	4,041,648	4,012,964	1,981,402	1,672,828	1,652,806

* The total amount available under the revolving loan facilities depends on the total value of the fleet of tankers securing the facility.
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.
Other notes

(in thousands of USD)				June 30, 2025			December 31, 2024
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	6.25%	2026	200,000	200,000	202,950	200,000	200,000	202,620
Total other notes				200,000	200,000	202,950	200,000	200,000	202,620

On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock
Exchange of Euronav Luxembourg S.A.’s USD 200 million senior unsecured bonds due September 2026.

41

CMB.TECH	Financial Report HY 2025
Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC was appointed as an additional dealer in the agreement and the maximum amount was increased from 50 million Euro to
150 million Euro. As of June 30, 2025, the outstanding amount was $35.2 million or 30.1 million Euro
(December 31, 2024: $63.0 million or 60.6 million Euro). The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60 bps over Euribor. The Company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued
Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On June 30, 2025, the fair value of these forward contracts amounted to $0.1 million.
Due to the acquisition and consolidation of Golden Ocean Group as per March, 2025, $300.0 million of sale and leaseback arrangements were entered into the Group. The sale and leaseback financing agreements have a term of between 7 and 10 years, from the delivery of the respective vessels, in the case of newbuilds. They carry an interest rate of SOFR plus 1.85% to 2.00%. At the end of the bareboat contract, the Company has a purchase option or a purchase obligation. As at June 2025, the outstanding balance under these facilities was $292.2 million. In relation to the sale and leaseback arrangements, the total outstanding balance as at June 30, 2025 was $1,266.4 million.
Golden Ocean receives services from Front Ocean in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter. Costs are allocated based on a cost plus mark-up model. As of June 30, 2025, the outstanding amount was $4.5 million.
The future capital payments for these leaseback agreements are as follows:

(in thousands of USD)	June 30, 2025	December 31, 2024

Less than one year	65,909	31,701
Between one and five years	439,271	141,251
More than five years	771,425	531,385
Total future capital payables	1,276,605	704,337

Note 17 - Trade and other payables

(in thousands of USD)	June 30, 2025	December 31, 2024

Other payables	1,392	—
Derivatives	188	—
Total non-current other payables	1,580	—
Trade payables	80,180	22,296
Accrued expenses	29,547	24,826
Accrued payroll	3,180	2,662
Dividends payable	108	538
Deferred income	70,322	27,367
Other payables	8,453	1,902
Derivatives	104	—
Total current trade and other payables	191,894	79,591

42

CMB.TECH	Financial Report HY 2025
The increase in trade payables is primarily attributable to the acquisition of GOGL and the delivery of additional newbuild vessels within CMB.TECH Enterprises during the first half year of 2025 which caused an increase in bunker payables.
The increase in deferred income is mainly attributable to the acquisition of the GOGL fleet and primarily relates to deferred revenue from vessels operating under time charter contracts.

43

CMB.TECH	Financial HY Report 2025
Note 18 - Financial instruments
Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

		Carrying amount				Fair value
(in thousands of USD)	Note	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2024

Financial assets measured at fair value
Interest rate swaps	20-22	2,145	—	—	2,145	—	2,145	—	2,145
		2,145	—	—	2,145

Financial assets not measured at fair value
Non-current receivables	20	—	73,797	—	73,797	—	—	73,797	73,797
Lease receivables	22	—	1,263	—	1,263	—	958	—	958
Trade and other receivables *	22	—	184,409	—	184,409	—	—	—	—
Cash and cash equivalents	—	—	38,869	—	38,869	—	—	—	—
		—	298,338	—	298,338

44

CMB.TECH	Financial HY Report 2025

Financial liabilities measured at fair value
Forward exchange contracts		1,373	—	—	1,373	—	1,373	—	1,373
		1,373	—	—	1,373

Financial liabilities not measured at fair value
Secured bank loans	16	—	—	1,622,703	1,622,703	—	1,648,136	—	1,648,136
Unsecured bank loans	16	—	—	30,103	30,103	—	30,103	—	30,103
Unsecured other notes	16	—	—	202,620	202,620	202,225	—	—	202,225
Other borrowings	16	—	—	763,085	763,085	—	771,798	—	771,798
Lease liabilities	16	—	—	3,744	3,744	—	3,383	—	3,383
Trade and other payables *	17	—	—	50,700	50,700	—	—	—	—
		—	—	2,672,955	2,672,955

		Carrying amount				Fair value
(in thousands of USD)	Note	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
June 30, 2025
Financial assets measured at fair value
Interest rate swaps	20-22	16,665	—	—	16,665	—	16,665	—	16,665
Forward currency swaps	22	106	—	—	106	—	106	—	106
Bunker derivatives	21	376	—	—	376	—	376	—	376
		17,147	—	—	17,147

Financial assets not measured at fair value
Non-current receivables	20	—	80,316	—	80,316	—	—	80,316	80,316
Lease receivables	20	—	330	—	330	—	245	—	245
Trade and other receivables *	22	—	292,035	—	292,035	—	—	—	—

45

CMB.TECH	Financial HY Report 2025

Cash and cash equivalents	—	—	155,048	—	155,048	—	—	—	—
		—	527,729	—	527,729

Financial liabilities measured at fair value
Bunker derivatives	—	104	—	—	104	—	104	—	104
		104	—	—	104

Financial liabilities not measured at fair value
Secured bank loans	16	—	—	3,929,953	3,929,953	—	3,907,605	—	3,907,605
Unsecured bank loans	16	—	—	83,011	83,011	—	83,011	—	83,011
Unsecured other notes	16	—	—	202,950	202,950	202,709	—	—	202,709
Other borrowings	16	—	—	1,306,112	1,306,112	—	1,318,208	—	1,318,208
Lease liabilities	16	—	—	119,696	119,696	—	119,652	—	119,652
Trade and other payables *	17	—	—	122,713	122,713	—	—	—	—
		—	—	5,764,435	5,764,435

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 22), deferred income and VAT payables (included in other payables) (see Note 17), which are not financial assets (liabilities) are not included.
Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on June 30, 2024. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Forward exchange contracts
Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.
Not applicable

46

CMB.TECH	Financial HY Report 2025

Financial instruments measured at fair value
Interest rate swaps
Swap models: the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.
Not applicable
Commodity derivatives	Fair value is determined based on the present value of the quoted forward price.	Not applicable

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs

Non-current receivables (consisting primarily of shareholders' loans and cash security deposits)	Discounted cash flow	Discount rate and forecasted cash flows

Lease receivables	Discounted cash flow	Discount rate

Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate

Other financial notes (consisting of unsecured notes)	List price	Not applicable

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2024 and for the six-month period ended June 30, 2025.
Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.
The following are the remaining contractual maturities of financial liabilities:

47

CMB.TECH	Financial HY Report 2025

		Contractual cash flows December 31, 2024
(in thousands of USD)	Note	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes	16	1,855,426	2,429,845	313,873	1,603,373	512,598
Other borrowings	16	763,085	1,111,977	143,799	292,668	675,510
Lease liabilities	16	3,744	4,138	2,397	1,517	224
Current trade and other payables *	17	52,073	52,073	52,073	—	—
		2,674,328	3,598,033	512,143	1,897,558	1,188,332

		Contractual cash flows June 30, 2025
(in thousands of USD)	Note	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes	16	4,215,914	4,881,080	550,526	4,184,029	146,525
Other borrowings	16	1,306,112	1,905,071	183,607	697,473	1,023,990
Lease liabilities	16	119,696	120,426	115,650	4,638	139
Current trade and other payables *	17	122,713	122,713	122,713	—	—
		5,764,435	7,029,291	972,496	4,886,140	1,170,654

* Deferred income and VAT payables (included in other payables) (see Note 16), which are not financial liabilities, are not included.
The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. As of June 30, 2025 and December 31, 2024, the Group was in compliance with all of the covenants contained in the debt agreements.
The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

48

CMB.TECH	Financial Report HY 2025
Note 19 - Deferred tax assets and liabilities
CMB.TECH NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of $194.5 million and $160.6 million as of June 30, 2025 and December 31, 2024, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of CMB.TECH NV and its subsidiaries.
The Company did not recognize deferred tax assets of $50.3 million and $39.7 million as of June 30, 2025 and December 31, 2024, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.
Note 20 - Non-current receivables

(in thousands of USD)	Note	June 30, 2025	December 31, 2024

Shareholders loans to joint ventures	25	18,480	16,188
Derivatives		8,895	1,279
Cash guarantees and deposits		51,283	48,548
Other non-current receivables		10,553	9,061
Total non-current receivables		89,211	75,076

The shareholder loans to joint ventures mainly relates to the loans provided to BeHydro and JPN H2Hydro and to joint ventures within the Windcat group of companies, i.e. TSM Windcat and FRS Windcat Offshore
Logistics.
The cash guarantees and deposits as of June 30, 2025 relates to a cash security of $45.7 million lodged with the High Court of Malaysia in January, 2024. The cash security equals the claimed amount and was required to lift the arrest on the vessel Oceania which was subsequently sold and delivered to her new owners.
Note 21 - Inventory
The bunker inventory mainly relates to the bunker fuel stored on board of the vessels. As of June 30, 2025 the carrying amount of the bunker inventory on board of the vessels amounted to $50.3 million (2024:
$17.3 million). The increase is mainly due to the acquisition of the Golden Ocean Fleet as per March 12,
2025.
Bunkers delivered to vessels operating in the TI Pool or Stolt pool, are sold to the Pool and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.
The inventory on board of our vessels is accounted for on a first-in, first-out basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.
Bunker expenses are recognized in profit or loss upon consumption.
The other inventory amounts to $8.1 million and relates to trucks purchased to be converted into hydrotrucks for resale and spare parts used for the conversion of regular engines to hydrogen powered engines.
Note 22 - Trade and other receivables

49

CMB.TECH	Financial Report HY 2025

(in thousands of USD)	June 30, 2025	December 31, 2024

Receivable from contracts with customers	173,859	117,824
Receivable from contracts with customers - TI Pool	42,176	56,568
Accrued income	25,961	9,237
Accrued interest	371	236
Deferred charges	119,763	45,072
Deferred fulfillment costs	—	1,126
Other receivables	52,181	3,691
Lease receivables	330	1,263
Derivatives	8,252	866
Total trade and other receivables	422,893	235,883

The increase in receivables from contracts with customers is primarily attributable to the acquisition of
Golden Ocean Group Ltd as of March 12, 2025.
The receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in the first six months of 2025 mainly due to a decreased number of vessels in the pool.
The increase in deferred charges is mainly due to the acquisition and consolidation of GOGL as per March
12, 2025 and to deferred arrangement fees of $28.4 million related to the undrawn amount of the
$2.0 billion loan facility.
The increase in other receivables is due to the acquisition of GOGL and mainly relates to bunker receivables on time charter-out contracts.

50

CMB.TECH	Financial Report HY 2025
Note 23 - Provisions and contingencies

(in thousands of USD)	Note	Onerous contract	Total

At January 1, 2025		274	274
Provisions used during the year	-	(149)	(149)

Balance at June 30, 2025		125	125
Non-current	-	—	—
Current	-	125	125
Total		125	125

The Group is currently involved in a litigation with RMK Maritime (RMK). RMK have commenced legal proceedings in the London High Court against CMB.TECH seeking $13.0 million in damages in relation to unpaid advisory services provided by RMK to CMB.TECH concerning its merger with Gener8 in 2016 and
2017. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized. Our witness statements were taken in the course of 2024 and in May 2025. The case was pleaded in June, and a verdict is expected by the end of September. The Group is also involved in a claim from Fourworld. Fourworld has filed a claim against CMB NV and an identical claim to CMB.TECH NV as well as all parties concerned in the deal with
Frontline. They want to overturn the following 3 decisions; (1) the sale of 24 vessels from CMB.TECH to
Frontline, (2) the termination of the arbitration between CMB.TECH and Frontline and (3) the acquisition of
CMB.TECH Enterprises by the Company. Hearings will take place in May 2026. Management believes that
Fourworld has no strong arguments and evidence and that the risk for CMB.TECH is low and therefore no provision is recognised.
Additionally, the Group is still involved in a litigation concerning the Oceania. A cash security of
$45.7 million has been lodged with the High Court of Malaysia in January, 2024 (see Note 20). On May 7,
2025, the Group received an arbitration award in our favour in the London arbitration proceedings. The tribunal held that the cargo is indeed deemed to be sanctioned, wherefore Silk Straits are to indemnify
CMBT and pay our claim of $1.8 million to be increased with costs. The case remains pending before the
Malaysian court, with hearings postponed to 2026. CMB.TECH is currently in discussion with Silk Straits regarding a potential assignment of their rights vis-à-vis Black Swan. Such an assignment would enable
CMB.TECH to evaluate the possibility of initiating legal proceedings against Black Swan in Singapore, with the objective of countering the ongoing Malaysian proceedings. An additional claim has been initiated by
Black Swan, alleging hedging losses arising from the loss of the cargo. The potential additional exposure amounts to $13.6 million. Considering the facts and circumstances of the case and external as well as internal advice from counsel, management is of the opinion that it is not more likely than not that an outflow of recources will be required to settle any obligation and that consequently no provision needs to be accounted for at the moment.
Note 24 - Business Combination
On March 4, 2025, CMB.TECH NV, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen Holdings Limited (Hemen) to purchase all of Hemen's 81,363,730 of the common shares of Golden Ocean Group Limited at a purchase price of $14.49 per common share.
Following the closing of the Share Purchase on March 12, 2025, CMB.TECH holds 40.8% of Golden Ocean's outstanding common shares. The combination of CMB.TECH and Golden Ocean is accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3,
"Business combinations", with CMB.TECH as the accounting acquirer under this guidance.
As the remaining shareholdings are widely dispersed and no contractual agreements are in place with other shareholders regarding preferred voting rights, the shareholding of 40.8% is considered a majority shareholding. As mentioned in the Bye-laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast. Based on voting patterns at the three most recent shareholder meetings, it can be concluded that, following completion of the share purchase,

51

CMB.TECH	Financial Report HY 2025
CMB.TECH holds significantly more voting rights than any other shareholder or organized group of shareholders, resulting in de facto power through voting rights. The Company has assessed that control has been obtained in accordance with IFRS 10 as of that date. Consequently, Golden Ocean was fully integrated as a subsidiary within CMB.TECH's consolidated accounts.
Between March 24, 2025, and April 3, 2025, CMB.TECH acquired an additional 17,036,474 Golden Ocean common shares in the open market. As of June 30, 2025, CMB.TECH, indirectly through CMB.TECH
Bermuda Ltd. owned an aggregate of 98,400,204 Golden Ocean common shares, representing 49.4% of
Golden Ocean’s outstanding voting shares.
On April 22, 2025, CMB.TECH and Golden Ocean announced they signed the Term Sheet for a stock-for-
stock merger and subsequently on May 28, 2025, signed the Merger Agreement. CMB.TECH will be the surviving entity of the Merger. On August 19, 2025, the stock-for-stock merger of Golden Ocean with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares, has been approved. On August 20, 2025, the merger was completed and each Golden Ocean common share was canceled, and such shares (other than shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries own) were automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement).
The subsequent acquisitions of Golden Ocean shares as well as the merger will be accounted for as a step acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.
Golden Ocean Group, is an international dry bulk shipping group. The merger creates one of the largest diversified listed maritime groups in the world with a combined fleet of more than 250 vessels. Following the merger, the free float of CMB.TECH increased, which is beneficial for the liquidity of the CMB.TECH ordinary shares.
Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes the office leases, contingent liabilities, income taxes and defined benefit pension plans):

52

CMB.TECH	Financial Report HY 2025

(in thousands of USD)	Note	Book value	Adjustment	Fair value
Vessels	12	2,935,213	536,848	3,472,061
Right-of-use assets	12	108,886	101,865	210,751
Intangible assets	13	396	—	396
Investments	25	—	44,825	44,825
Investments in equity accounted investees	25	53,236	(44,825)	8,411
Receivables	-	15,438	—	15,438
Current assets	-	179,997	6,739	186,736
Cash and cash equivalents	-	86,803	(6,739)	80,064
LT loans and borrowings	-	(884,455)	—	(884,455)
Non-current payables	-	(284,831)	—	(284,831)
Current liabilities	-	(382,432)	—	(382,432)
Total identifiable net assets acquired		1,828,251	638,713	2,466,964

(in thousands of USD)	Acquisition of the shares on March 12, 2025
Consideration transferred in cash				1,178,960
Share in equity	40.80%
Total identifiable net assets acquired				1,006,610
Goodwill				172,350

(in thousands of USD)	Subsequent acquisitions (transactions with non- controlling shareholders)
Consideration transferred in cash subsequent purchases				137,066
Share in equity	8.55%
Total identifiable net assets acquired				210,771
Movement of equity as a result of the step acquisition of non- controlling interest				(73,705)
Following the initial acquisition, 40.80% of the revalued net assets is attributed to minority interests. Based on the figures of March 12, 2025, this amounts to $1,460,354 thousand.
Current assets are comprised of trade debtors, inventory and deferred charges. Current liabilities are primarily constituted by short-term loans and borrowings, trade debts and accrued costs and deferred income related to the shipping activities.
Management has strong belief in the dry bulk market and expects significant growth in the business.
CMB.TECH recognized the resulting goodwill on the statement of financial position. This goodwill will subsequently be assessed for impairment annually.
Contribution to revenue and profit/loss
Since their acquisition by the Group, the acquired companies contributed revenue of $198.8 million and a loss of $37.5 million to the Group's consolidated results for the period ended June 30, 2025. If the acquisition had occurred on 1 January 2025, management estimates that the Group's consolidated revenue for the period ended June 30, 2025, would have been $306.2 million and consolidated loss for the period ended June 30, 2025, would have been $66.1 million.

53

CMB.TECH	Financial Report HY 2025
Acquisition related costs
The Group incurred at June 30, 2025 approximately $2.0 million of legal fees, mainly related to due diligence costs, advisory fees and audit fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.
Business combinations completed in prior periods
On December 22, 2023 CMB.TECH and CMB NV entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises NV for a purchase price of $1.15 billion in cash.
The transaction was approved by an Extraordinary General Meeting on February 7, 2024 and has been completed on February 8, 2024. The transaction has been considered as a transaction under common control and therefore IFRS 3 does not apply. Hence book value accounting was applied which resulted in the recognition of an adjustment of $797.0 million in retained earnings to reflect the difference between the consideration paid and the identifiable net assets acquired.

54

CMB.TECH	Financial Report HY 2025
Note 25 - Investments
At fair value through profit or loss
The investment in other companies of $45.0 million relates to the purchase of 10% of the shares of Anglo-
Eastern Univan Group Limited and to a stake held in SwissMarine by Golden Ocean Group Ltd of
$44.8 million. The investments are measured at fair value, with changes in fair value recognised through profit or loss. The Company received a dividend of $3.7 million from Anglo-Eastern Univan Group Limited during the first six months of 2025.
Equity-accounted investees

(in thousands of USD)	June 30, 2025	December 31, 2024
Assets
Interest in joint ventures	21,374	16,806
Interest in associates	6,749	—
TOTAL ASSETS	28,123	16,806

Associates

(in thousands of USD)	June 30, 2025
Business Combinations	6,322
Group's share of profit (loss) for the period	427
Carrying amount of interest at the end of the period	6,749
Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group’s joint ventures:

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	(330)	850
Offset investment with shareholders loan	848	(848)
Balance at January 1, 2024	518	2

Reversal prior year offset investment with shareholders loan	(848)	848
Group's share of profit (loss) for the period	920	—
Capital increase/(decrease) in joint ventures	3,796	—
Movement shareholders loans to joint ventures	—	4,485
Business combinations	12,399	11,638
Translation differences	(475)	(290)

Gross balance	16,311	16,683

55

CMB.TECH	Financial Report HY 2025

Offset investment with shareholders loan	495	(495)
Balance at December 31, 2024	16,806	16,188

Reversal prior year offset investment with shareholders loan	(495)	495
Group's share of profit (loss) for the period	1,144	—
Movement shareholders loans to joint ventures	—	1,331
Dividends received from joint ventures	(625)	—
Translation differences	1,359	1,562
Business combinations	2,089	—

Gross balance	20,278	19,576
Offset investment with shareholders loan	1,096	(1,096)
Balance at June 30, 2025	21,374	18,480

The increase in investments in equity accounted investees at June 30, 2025 is mainly related to the acquisition of Golden Ocean Group Ltd (see Note 5).
Note 26 - Subsequent events
On July 2, 2025, the CTV Windcat 58 was delivered.
On July 3, 2025, the Company entered into an agreement to sell the Capesize vessel Golden Zhoushan for a sale price of $22.1 million, less a 1% commission (see Note 12). The vessel is expected to be delivered to its new owner in the third quarter of 2025.
The purchase of eight vessels from SFL Corporation Ltd. en-bloc for an aggregate price of $112 million was finalized with the early delivery of the vessels between 8 and 10 July. At the same time, the Company fully drew down on a $90 million revolving credit facility to refinance its SFL finance lease obligations.
On July 24, 2025, the CSOV Windcat Rotterdam was delivered.
On August 19, 2025, Golden Ocean held a Special General Meeting to vote on the proposed merger. The merger was approved by shareholders holding 92.72% of the shares present or represented at the meeting. Dissenting shareholders may, within one month after the notice for the Special General Meeting has been given, apply to the Supreme Court of Bermuda to have the fair value of its shares appraised.
Golden Ocean has received correspondence from certain holders of Golden Ocean common shares stating their intention to exercise their rights as Dissenting Shareholders.
On  August 20, 2025, the merger was closed. Based on the Exchange Ratio and the current number of outstanding Golden Ocean common shares and ordinary shares in the Company, the Company issued
95,952,934 new ordinary shares by means of a capital increase by contribution in kind.
Upon completion of the Merger, CMB.TECH shareholders own 70% (or 67% excluding treasury shares) of the total issued share capital of CMB.TECH and Golden Ocean shareholders own 30% (or 33% excluding treasury shares) of the total issued share capital of CMB.TECH.
CMB.TECH remains listed on the New York Stock Exchange (“NYSE”) and Euronext Brussels under the ticker symbol ‘CMBT’. As of August 20, 2025, CMB.TECH is also listed on Euronext Oslo Børs under the ticker symbol ‘CMBTO’.
On August 25, 2025, the Company Entered into an agreement to sell the Suezmax Sofia (2010 - 165,000 dwt) for a net sale price of $40.1 million. The sale will generate a gain of approximately $20.4 million and is expected to be delivered to its new owner in the fourth quarter of 2025.
Note 27 - Standards issued but not yet effective

56

CMB.TECH	Financial Report HY 2025
The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC but are not yet effective as per June 30, 2025 and/or not yet adopted by the European Union as per June 30, 2025 and for which the impact might be relevant:
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9
and IFRS 7)
•Annual Improvements to IFRS Accounting Standards – Volume 11
•IFRS 18 Presentation and Disclosure in Financial Statements
None of the other new standards, interpretations and amendments, which have been issued by the IASB and the IFRIC are not yet effective as per June 30, 2025 and/or not yet adopted by the European Union as per June 30, 2025, are expected to have a material effect on the Group's future financial statements.
Note 28 - Statement on the true and fair view of the
consolidated financial statements and the fair overview of the management report
Mr. Marc Saverys, Chairperson of the Supervisory Board, Mr. Alexander Saverys, CEO and Mr. Ludovic
Saverys, CFO, hereby certify that, to the best of their knowledge, (a) the condensed consolidated interim financial statements as of June 30, 2025 and for the six-month period then ended, which have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the IASB and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of
CMB.TECH NV and the entities included in the consolidation, and (b) the interim management report includes a true and fair overview of the information required to be included therein under Article 13 §5 and §6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: September 30, 2025	By:	/s/ Alexander Saverys
Alexander Saverys
Chief Executive Officer

57

CMB.TECH	Financial Report HY 2025